UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-10882

Aegon Ltd
(Translation of registrant's name into English)

Aegon Limited An exempted company with liability limited by shares www.aegon.com	Statutory seat Canon’s Court 22 Victoria Street Hamilton HM 12 Bermuda	Principle place of business World Trade Center Schiphol Boulevard 223 1118 BH Schiphol The Netherlands	Bermuda Registrar of Companies number: 202302830 (September 30, 2023) Dutch Chamber of Commerce number: 27076669 Aegon Limited is a non-resident company under the Dutch Act Non Residential Companies

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon Ltd
(Registrant)

Date: June 17, 2026	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and General Counsel

Aegon strengthens leadership team and selects New York as location for its future headquarters

Schiphol, June 17, 2026 - Aegon today announces changes to its leadership team to further strengthen the execution of its strategy and support the company’s planned move of its head office and legal seat to the United States. As part of these changes, Will Fuller will be appointed President and Chief Operating Officer (COO) of Aegon, effective January 1, 2027. In this role, Mr. Fuller will be responsible for the day-to-day management of Transamerica, Aegon’s International businesses and Aegon Asset Management.

Mr. Fuller will report to Aegon CEO Lard Friese, who will continue to lead Aegon as CEO and retain full responsibility for the group’s strategy, overall performance, and leadership. In connection with Aegon’s planned move of its head office, Mr. Friese will relocate to the United States at the beginning of 2027.

These changes will sharpen execution and accelerate performance improvement while providing the leadership focus needed to redomicile the Group to the United States, establish a world-class, US-based head office and deliver on our ambition to become a leading force in the US life insurance and retirement industry, supported by strong international insurance businesses and a globally operating asset manager.

Aegon CEO Lard Friese said: “Will is a highly experienced leader with deep knowledge of our businesses and the opportunities ahead. Will’s appointment further strengthens our leadership team and supports the disciplined execution of our strategy as Aegon relocates to the United States”.

Mr. Fuller joined Aegon in March 2021 as President and Chief Executive Officer of Transamerica. Prior to that, he held senior leadership roles at Lincoln Financial Group and Merrill Lynch, where he was responsible for Global Wealth Management with international responsibility for asset management and insurance solutions. He has played a pivotal role in the success of Transamerica’s businesses and brings deep industry expertise, a strong leadership track record, and an unwavering commitment to customers, distribution partners, and employees.

Aegon today also announces that it has selected New York City as the location for its future corporate headquarters. The office is expected to open in mid-2027 and will house selected corporate functions and members of the leadership team. Establishing its corporate headquarters in New York City marks another milestone in Aegon’s transformation and reinforces its ambition to become a truly US-based company.

Contacts

Media relations	Investor relations
Carolien van der Giessen	Yves Cormier
+31 611953367	+44 782 337 1511
carolien.vandergiessen@aegon.com	yves.cormier@aegon.com

About Aegon
Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Aegon’s portfolio of businesses includes fully owned businesses in the United States and United Kingdom, and a global asset manager. Aegon also creates value by combining its international expertise with strong local partners via insurance joint-ventures in Spain & Portugal, China, and Brazil, and via asset management partnerships in France and China. In addition, Aegon owns a Bermuda-based life insurer and generates value via a strategic shareholding in a market leading Dutch insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues. Aegon is headquartered in Schiphol, the Netherlands, domiciled in Bermuda, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com.

Important Information for Investors and Securityholders
This communication is not intended to and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law In connection with the proposed corporate reorganization that includes, among other things, the Redomiciliation, Aegon will file a registration statement on a Form F-4, which includes a U.S. Shareholder Circular (the “Proxy Statement/Prospectus”), with the U.S. Securities and Exchange Commission (the “SEC”). Aegon plans to mail the definitive Proxy Statement/Prospectus to its shareholders in connection with the proposed redomiciliation ahead of calling an extraordinary general meeting of shareholders contemplated in Q4 2026. INVESTORS AND SECURITYHOLDERS OF AEGON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AEGON, ITS PROPOSED REDOMICILIATION AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Aegon through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the documents filed with the SEC on Aegon’s website (www.aegon.com) or by contacting Aegon’s Investor Relations, World Trade Center, Schiphol Boulevard 223, 1118 BH Schiphol, The Netherlands, Tel: + 31-20-259-2500. E-mail: ir@aegon.com.

Participants in the Solicitation
Aegon, its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Aegon’s securityholders in respect of the proposed transactions under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Aegon’s securityholders in connection with the proposed Redomiciliation, including a description of their respective direct or indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus described above. Additional information regarding Aegon’s directors and executive officers regarding the interests of such potential participants is also included in Aegon’s 20-F, which was filed with the SEC on March 30, 2026. This document is available free of charge as described from the SEC’s website at www.sec.gov.

Forward-looking statements
This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Aegon, and certain of its plans and objectives with respect to these items, and in particular with respect to the change of legal domicile. By their nature, forward-looking statements involve risk and uncertainty, because they relate to future events and circumstances, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by forward-looking statements, including, without limitation, (i) the proposed Redomiciliation may not be completed in a timely manner or at all; (ii) the failure to realize the anticipated benefits of the proposed Redomiciliation; (iii) the possibility that any or all of the various conditions to the consummation of the proposed Redomiciliation may not be satisfied or waived; (iv) the effect of the pendency of the proposed Redomiciliation on our ability to retain and hire key personnel, or its operating results and business generally and (v) the effects of the proposed Redomiciliation on trading, liquidity and the price of Aegon’s securities and other important factors described in the section titled “Risk Factors” in Aegon’s 2025 Annual Report on Form 20-F for more details. Aegon disclaims any obligation to update or revise any forward-looking statements contained in these documents, other than to the extent required by applicable law.

This document contains information that qualifies, or may qualify, as inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation (596/2014). Further details of potential risks and uncertainties affecting Aegon are included in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the 2025 Integrated Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Attachment

  20260617_PR_Aegon strengthens leadership team and selects New York as location for its future headquarters (https://ml-eu.globenewswire.com/Resource/Download/e5f9afc7-abac-4ac7-a972-35118cfa5068)